UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X 105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of AOL Inc. (“AOL” or the “Company”) by Verizon Communications Inc. (“Verizon”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of May 12, 2015, by and among AOL, Verizon and Hanks Acquisition Sub, Inc., a wholly owned subsidiary of Verizon (“Acquisition Sub”). These communications include, as described in more detail below, certain news media articles which AOL has distributed by email to its employees (via hyperlink thereto).

Set forth below is a copy of a TheStreet article published on May 19, 2015 and included in a daily email to all employees of the Company

Verizon Sees AOL as Umbrella Over Planned Streaming Service

By Leon Lazaroff

05/19/15

NEW YORK (TheStreet) — Verizon (VZ - Get Report) will give AOL (AOL - Get Report) CEO Tim Armstrong autonomy to oversee and integrate his company’s advertising technology platform into a new streaming service that the telecommunications company plans to unveil sometime this summer, Verizon CFO Frank Shammo said Tuesday.

Verizon said a week ago that it plans to acquire New York-based AOL for $4.4 billion in cash in a deal. The transaction, which is expected to close later this year, will allow Verizon, owner of the country’s largest wireless network, to offer a streaming service focused on customers who have balked at getting a pay-TV contract.

“Tim will be running this unit, which we envision as being an independent siloed company,” Shammo said at a JPMorgan (JPM) investor conference in Boston. “We determined that AOL had one of the best ad-tech platforms and ad-insertion tools in the industry, and that’s what we needed. This is a multibillion dollar business from an advertising standpoint.”

The decision to acquire AOL, Shammo said, came after the company determined that its nascent Internet-based video service would operate more profitably, and be better able to attract users, if it could sell targeted advertising along with selling monthly subscriptions.

The new service, said Verizon’s finance chief, will target consumers who have either ended their pay-TV contracts, or have never subscribed to the traditional pay-TV bundle of 150 or more channels. The service will feature shorter video programming from content producers such as AwesomenessTV and AOL’s Huffington Post. Over the past year, Shammo said, wireless traffic at Verizon increased by 54%, most of it in video.

“Everyone is focused on content in the home and then taking that content outside the home,” he said. “So, that’s live events, sports, news, millennial-type content. This isn’t episodic. It’s unique, live and more focused towards the millennials.”

Verizon is experimenting with alternative packages as Internet-streaming services multiply in response to long-simmering consumer frustration with having to pay upwards of $100 per month for packages that include dozens of channels that viewers say they don’t want.

One such option is Verizon’s new Custom TV, which allows consumers to choose a package of small bundles of channels for as little as $55 per month. Disney’s (DIS) ESPN and 21st Century Fox (FOXA), on behalf of its channel Foxsports1, have sued Verizon, arguing that the new service violates existing contracts that require its channels to be placed in a pay-TV provider’s most popular bundles.

Shammo said Verizon is doing nothing wrong. “Customers are tiered of paying for hundreds of channels that they never watch,” Shammos said. “It’s a way to give the consumer more choice. We believe we are within our rights to offer this package and we will continue to do so and see how it plays out in the courts.”

Set forth below is a copy of a Deadline article published on May 19, 2015 and included in a daily email to all employees of the Company

Verizon CFO Outlines Planned Video Services To Boost Mobile Viewing

by David Lieberman

May 19, 2015

Keep an eye on Verizon: The telco giant hopes to rock the mobile video world this summer when it introduces a collection of streaming products — and AOL sites including The Huffington Post and TechCrunch may be included — CFO Fran Shammo told an investor conference this morning.

There had been some talk that Verizon might sell HuffPo once the $4.4 billion deal to buy AOL closes. But Shammo told the J.P. Morgan Global Technology, Media and Telecom Conference that the news and commentary sites are an “added benefit” of the deal, primarily made to acquire AOL’s sophisticated ad sales technologies.

The CFO hit hard on Verizon’s video aspirations, which the company has been talking up for more than a year. He says it will be the most powerful growth driver for wireless. The country is “moving away from linear TV to a more mobile-centric world” and the telco hopes to “stimulate even more usage because we can monetize in a different fashion.”

The goal is to create a package of mobile services “that has nothing to do with [the TV people buy to watch] inside the home” — although much of the content will still be available for viewing on the living room TV, including via Wi-Fi. Verizon will focus on “live events, sports, news, and millennial content around Awesomeness TV and Huffington Post…. It’s not episodes, like an episode of CSI.”

The offering planned for this summer will have three components to make money from ad sales, data utilization, and subscriptions: The ad-supported content will come from CBS, ESPN

College Sports, and AwesomenessTV and won’t run up consumers’ data fees. Verizon will offer on-demand videos which Shammo described as “more or less the world we live in today.” And the company has technology to efficiently stream live programming including sports and news — although it may take about two years before lots of people have mobile devices that can take advantage of it.

“This is a multi-billion dollar business from an advertising model standpoint,” but “there’s going to be a much bigger umbrella” for video. It will require additional investment spending to build up the wireless network to accommodate the demand, but it will be offset by creasing costs for the wireline business.

Shammo stuck to the company line when asked about FiOS’ controversial new Custom TV bundle, which allows customers to buy a basic bundle without mainstays including Disney’s ESPN. It’s suing, charging that FiOS breached their contract; the CFO says that “we believe we’re well within our legal rights” to offer the smaller package.

“Customers are tired of paying for 300 channels when the average just watches 17,” he says. He described FiOS as “a good business but it comes down to content costs.” The company wants to see whether it can “rebundle things to get a better price for consumers and better price for us.”

Set forth below is a copy of an Associated Press article published on May 19, 2015 and included in a daily email to all employees of the Company

Mobile Shapes How Video, Wireless Providers Evolve

By THE ASSOCIATED PRESS

NEW YORK — Video is going mobile, and leading TV providers are trying to adapt.

AT&T, for instance, is buying satellite TV provider DirecTV so it can offer packages that marry wireless and wired Internet access with traditional and online video. Verizon is buying AOL for technology to improve advertising on mobile devices. And Comcast tried — unsuccessfully — to get bigger, in part to compete better with online video services such as Netflix and Hulu.

Here’s a look at what those three companies are doing:

AT&T

If AT&T’s $48.5 billion bid to buy DirecTV goes through this summer, AT&T would become the No. 1 provider of traditional TV services. AT&T’s U-verse video service is already in 6 million households in 21 states. DirecTV’s 20 million households nationwide would give AT&T 26 million video customers in the U.S.

Cable companies now sell packages of video, Internet and phone services through wires to your home. AT&T wants to add a fourth, wireless, to the bundle in the 21 U-verse states. Elsewhere, it would be able to package satellite TV with wireless.

More importantly, AT&T would be able to offer more flexibility in how customers watch video. All cable companies have been embracing TV Everywhere — websites and mobile apps for watching movies and TV shows on the go. But it’s a choppy experience. Providers don’t have the right to offer certain channels on mobile. Some channels work only with some devices.

AT&T says it already has some rights to bring video to mobile. But in other cases, it needs new contracts with TV channels providing the shows. Having DirecTV would give AT&T more bargaining power and would let it deepen relationships with content providers as video transitions to mobile over the next several years.

VERIZON

Verizon’s $4.4 billion bid for AOL is largely about advertising and mobile video. Verizon already offers traditional TV services to 6 million households through FiOS. Having AOL wouldn’t increase that, but would give the country’s biggest wireless carrier more video it can distribute to its phone subscribers.

More importantly, Verizon would have advertising technology from AOL to boost revenue. Although people are using their phones more for video, wireless carriers haven’t seen a corresponding increase in revenue because of price competition. With AOL, Verizon has a better chance of getting additional revenue from advertisers instead.

COMCAST

Comcast, currently the nation’s leading TV provider with 22 million households, wanted to buy Time Warner Cable, which has 11 million households. It abandoned the $45 billion bid, though, after federal regulators objected over worries about a larger company’s ability to undermine online video providers.

But the core of the deal was less about providing mobile video than helping Comcast compete. As people increasingly turn to online services and drop traditional TV channels, Comcast wanted to get bigger so that it could negotiate better deals to carry the channels on its cable lineup. That could have translated into more flexibility for TV Everywhere services on phones.

Comcast still remains primarily a home service provider. It has been improving technology in the home, such as a remote that responds to your voice.

Comcast began diversifying years ago, namely with its purchase of NBCUniversal. Instead of just selling dumb pipes, Comcast was able to make money from content, too. As NBCUniversal channels expand their offerings on mobile, Comcast benefits whether the viewer gets the channels through Comcast, AT&T or Dish.

Important Information

The tender offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Verizon and Acquisition Sub intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Verizon and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation / Recommendation Statement, will be made available to all holders of shares of Common Stock at no expense to them. The tender offer materials and the Solicitation / Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

Forward Looking Statements

This communication may contain forward-looking statements. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance used in connection with any discussion of the proposed transaction identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC, as well as, among other things: 1) the ability to obtain requisite regulatory approvals required to complete the proposed transaction with Verizon, 2) the satisfaction of the conditions to the consummation of the proposed transaction, 3) the timing of the completion of the proposed transaction and 4) the potential impact of the announcement or consummation of the proposed transaction on our relationships, including with employees, suppliers and customers.